Filed by Atlantic Coastal Acquisition Corp.

This communication is filed pursuant to Rule 425 under

the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp.

Commission File Number: 001-40158

Date: December 16, 2021

ARTICLE

"Serving our clients at scale takes resources" - Essentium CEO on its public listing, entry into metals & polymer portfolio developments

December 15, 2021

By Sam Davies

Blake Teipel bursts through the door of a back office on his company’s Formnext booth, he apologises for being slightly late, cracks a couple of jokes with his colleagues, rattles through our 30-minute interview, glances at his watch and after a brief tour of the stand, is away to his next appointment.

The reason for the Essentium CEO's cheeriness, and his busyness, become clear just two weeks later. Not only has Essentium successfully launched the 280i HT and 240 HT machines, expanded its materials portfolio and acquired Collider this year, in December it also announced an impending public listing and a move into metal 3D printing.

“We’re delighted about the [public listing] announcement,” Teipel tells TCT. “This is a really positive step forward for the company and our clients. Most of the clients that we serve are multinationals and/or large-scale governmental entities. Serving those clients at scale takes resources.

“We’re really excited that our client base love Essentium products and we are trying to fund ongoing development of more and better stuff. Going public is a chance for us to join an amazing SPAC team [in Atlantic Coastal Acquisition Corp], and then for us to progress forward.”

According to Teipel, becoming a publicly listed company has always been the plan. Essentium was founded in 2013 with the immediate aim to develop high-performance extrusion materials. In the background, its High Speed Extrusion 3D printing system was being developed – and would later be the subject of a trade secrets lawsuit filed by Jabil, which was resolved earlier this year via a Confidential Agreement – before being officially announced in 2018.

With a focus on industrial applications and a staunch open materials philosophy, Essentium quickly became a leading player in the polymer additive space. It showcased the three versions (LT, S, HT) of its HSE 180 platform throughout 2019’s 3D printing trade shows, was one of many to deploy its technology for COVID-related applications in 2020 and then this year announced significant additions to its polymer offering: First, the 280i HT printer, then the integration of Collider, and finally the 240 HT system.

There’s just no doubt there’s demand for our products. Being able to go out there and meet that demand, execute against that, that’s something we need to accelerate.

Amidst this focus on the technology it was offering to market, Essentium also reinforced its leadership team. Co-founders including Brandon Sweeney and Elisa Teipel were promoted to executive roles, Blake Mosher joined as Chief Commercial Officer, former Jabil exec Jeffrey Lumetta was appointed as CTO and Jonathan Baliff was added as interim CFO. Lumetta and Baliff both bring vast experience working within publicly listed companies, while Chief Development Officer Elisa Teipel was put in charge of a team of additive manufacturing engineers and scientists named EssentiumX, which is credited with much of the developmental work around Essentium’s metal 3D printing endeavour.

“We’re a very experienced team,” the CEO says. “We’ve got guys with 30 years of semiconductor background, operational background, finance background. We’ve got a team that knows what they’re doing. We’ve been adding people to the team who know what to do in the public company space so that our technologies and our products can enjoy that vector, which is the financial capability vector, to go and be successful in the public markets.”

Essentium decided to go public as ‘the market softened’, with Teipel and his colleagues seeing an opportunity to ‘get the capital needed’ and grabbing it with both hands. In Atlantic Coastal Acquisition Corp, he believes he has found a SPAC team that will help to ‘accelerate a lot of the pipeline.’

“The pipeline we’ve been building commercially has resulted in over $3.4billion in identified demand, that’s from 280 identified customers that we’re speaking with,” Teipel says. “You look at the ten-year lifetime value for the customer opportunities against a probability-weighted basis for the customer pipeline that we have, there’s just no doubt there’s demand for our products. Being able to go out there and meet that demand, execute against that, that’s something we need to accelerate and so we need to go out and build the team, build the capabilities, to serve that demand.

“On the product side, you can think about us like 2013 Tesla. At that time, Tesla had a Model S and they had a Model X on the drawing board, the world didn’t know about the Model Y or some other things. We’ve got a whole bunch of things in the pipeline and there are some things that we will be able to accelerate as a result of getting access to more resources.”

Affirming this analogy, Essentium has had the metal 3D printing capability it formally announced last week in stealth for a year. Development of the metal extrusion technology has been ongoing since last Christmas and came about in response to user demand. In particular, the US Air Force – at this point, one of Esssentium’s key partners – “literally came to us and asked us if we could expand the HSE franchise to include metals.” Essentium not only provided a positive response to that request but has also kept the Air Force close through the first 12 months of development. In that time, Essentium has decided to place a focus on a materials range of refractory metals, including molybdenum, tantalum, tungsten, niobium and more, as well as ensuring its technology is powder and sinter-free. Teipel explains why.

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“Even though today I won’t go into a lot of detail on the technology itself, we wanted to develop a technology that would be a powder-free, sinter-free workflow. Powder’s got a lot of benefits, you can make industrial parts, rocket nozzles and things, and I’ve got a lot of respect for companies that are able to do that – I think VELO3D is doing some really interesting stuff – but powder’s got limitations. It’s very expensive, it takes a lot of energy to produce powder, powder doesn’t travel well, if powder gets entrained in the air it becomes an explosion hazard and a health risk. So, for a variety of reasons, we didn’t want to do anything in the powder space.

“We also wanted to develop microstructures. And this comes from my background when I worked at Caterpillar and John Deere as a mechanical engineer. I designed hundreds of metal parts [but] I never designed a single sintered metal part. Not one. The reason why was that sintered parts were just not strong enough. We needed castings, forging, ingots, weldments, these were the type of metal production processes that would yield the strength and the toughness and the ductility and the crack mechanics and the crack propagation and all these things that you actually need to produce fly-away, drive-away, safety-critical parts.”

Though Essentium holds good relations with BASF, its metal extrusion technology does not rely on the company’s Ultrafuse metal filaments, because Essentium is eyeing a ‘more scalable workflow’ that is ‘different and distinct from’ any other products on the market. To achieve that, Essentium has deployed its EssentiumX team of scientists and engineers on the project, which has been bolstered with the addition of multiple metallurgists with previous experience in AM and flight-critical parts. This will allow the company to employ the same materials approach - and it hopes to return the same success - as it has for its polymer technology.

“We’ve got a dedicated metals team, but we’re also going to lean on expertise in the metals materials space,” Teipel explained. “There’s a nice, mature industry out there that we’re going to be able to draw from with low-cost metal solutions and we’ll take some sort of bespoke aspect to that. But, at the end of the day, the supply chain is already there, the supply chain is low cost, and we’ve been very thoughtful in how we put together an approach that will yield what we believe will be the lowest total cost of ownership of any metals [additive manufacturing] technology.”

The metals technology, Essentium currently anticipates, will be commercially available at some point in 2023. But the company's customer base won’t have to wait so long to access developments on the polymer side.

Earlier this year, the company introduced the HSE 280i and 240 systems, with the former designed for the ‘heart of the product lifecycle’ and the latter rolled out to address ‘the earlier stages of the lifecycle.’ The 280i gets its name from its two-material capability, its 80cm build tray and its true IDEX capability, while the 240 boasts two-material capability with a single printhead operating across a 40cm build tray.

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Essentium expects its 240 system to address small-mid spec manufacturing needs, allowing colleges and universities to adopt HSE technology while assisting commercial companies in the development of products. The 280i, as with the HSE 180 launched a few years back, is geared towards the production of jigs, fixtures and tools. And these are the applications that Teipel and his colleagues still see as the key opportunities for extrusion 3D printing.

“There are around 100 million factories worldwide,” Teipel says. “100 million. So Stratasys, the largest incumbent player has a 140,000 system instal base, that’s nothing. There are 500,000 CNC mills sold per year, every year. So, what is additive doing? Additive is a small and silly little industry by comparison to actual manufacturing.”

Hence, Essentium has been working hard to add strings to its bow. With IDEX capability, the 280i is independent in the X and Y axes, while offering the ability to bring in multiple material streams that are thermally isolated from each other. While not able to fit true IDEX capabilities within the smaller build size of the 240 machine, Essentium has sought to offer dual extrusion through a single, dual nozzle printhead.

“When you have multiple materials that you’re bringing together in the same machine, you have a variety of new things you can do,” Teipel explains. “The most classic instance is we can also now fully support water-soluble support material, which allows the printing of more complex architectures, and a more seamless post-processing experience. The second deal with dual extrusion would be, in the case of IDEX, copy mode where you can do two parts, but then the key difference between full IDEX and semi IDEX would be you can now do independent printing where you can have different motion telemetry, a different Z-axis timing that you have to solve in software because your XY patterning is different. So you can start to solve that and then, in a future state, we’ll have a collaborative build where you can then be building on the same large part.”

Again, Teipel alludes to Tesla at this point, suggesting the dual extrusion capability is future-proofing its line-up of 3D printers while comparing it to the software upgrades that would enhance the self-driving capabilities of Tesla’s vehicles.

The automotive industry, and in particular electric vehicles, is one place where Teipel sees big opportunities for Essentium’s polymer technology. In a recent ‘apples to apples comparison’ carried out by the company, it proved out HSE’s capacity to scale up to tens of thousands of units when producing a one-pound nylon components at $17 per part – comparatively, another polymer extrusion technology was only capable of scaling to 1,700 units at $84 per part. Those volumes at those costs, Teipel believes, are more than suitable for the luxury and electric vehicle platforms which typically want parts at sub-100,000 parts per year.

“It starts to be, actually, why wouldn’t you use additive for some of these automotive applications? We’re talking about under the hood applications or interior applications behind the dash. People say, ‘well, extrusion is not the prettiest technology.’ Absolutely. And I don’t care, because there are so many parts that you don’t care about surface finish.”

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For those applications that do require a good surface finish, Essentium went to the trouble of acquiring Collider earlier this year, integrating their ‘amazing technology’ that comprises a three-step process in which a water-soluble shell is printed, injected with high viscosity epoxy material, and then dissolved in water to leave behind the part. The benefits of this technology are achieving a ‘class A surface finish,’ while still tapping into the design freedom of additive manufacturing that enables, for example, conformal cooling channels.

Essentium is also still working hard to expand its materials offering on the polymer side. After the introduction of PPS-CF at Formnext, the company now has over 50 grades of materials in its portfolio, with this latest introduction addressing ‘80% of the use cases for PEEK and PEKK today.’ This material was developed in conjunction with LEHVOSS, while relationships with the likes of BASF are still ongoing. On top of all that, the company also has an open materials ecosystem, a philosophy it has held since the beginning and one it is enjoying seeing others catch up on.

“I’m hearing that there are other companies now who think open architecture is a great idea. Because it is. This is the way actual manufacturing has been running for, like, decades,” Teipel quips.

Essentium is working with the US Air Force to develop 3D printing applications in tooling, ground support, maintenance, repair and overhaul (MRO), and flight-certified parts for military aircraft and ground vehicles.

And as additive manufacturing catches up with the way manufacturing has been for decades, Teipel also has an eye on how it will be going forward. Among the other announcements to drop at Formnext was the introduction of a mobile app that will allow users of the HSE 240 system to monitor part production remotely. This functionality, enabled by an integrated camera within the HSE 240, is ‘the tip of the spear for a digital ecosystem that’s much broader.’ Essentium is building out that ecosystem from a roadmap that is going to place a focus on making its products as secure as possible. The mobile app is 'designed to be a control point for the machines,' but it is just the first of many developments to come.

“The problem with industry 4.0 is not capability, it’s security,” Teipel says. “If we think about the next five years, the next ten years, think about industry 4.0 and what needs to happen, it’s not just digital solutions, it’s security solutions. If you can securitise the intellectual property for people’s designs – it doesn’t matter if you’re working on a part for an F35, iPhone 15, you need to solve the cybersecurity side. We’re really focusing on that at Essentium.”

And so, when asked what the future holds for Essentium, beyond becoming a publicly listed company and also one that offers both polymer and metal 3D printing solutions, the answer back is: ‘digital, digital, digital.’

“What that means is on-machine software, app-enabled software, it also means network connectivity, it means machines connecting to each other, machines connected to local users across the land, but then also machines connected to users that are separated through time and space,” Teipel finishes. “Everything I just mentioned, you could have heard from anybody you talk to. What you’re going to hear about Essentium is the US Government is funding us to do this because they’re connecting our printers to their networks and enabling a push of qualified parts in pre-certified geometries with a digital repository, two production assets at the edge. For the DoD, they’re talking about production at the edge, sustainment at the edge, and these cybersecurity-enabled work streams, that’s where we’re focusing now.”

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Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Essentium and Atlantic Coastal, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Essentium and the markets in which it operates, and Essentium’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Atlantic Coastal’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Atlantic Coastal’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Atlantic Coastal, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Atlantic Coastal’s shareholders and Essentium’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by Atlantic Coastal’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Proposed Business Combination on Essentium’s business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of Essentium and potential difficulties in Essentium employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Essentium or against Atlantic Coastal related to the agreement and plan of merger or the Proposed Business Combination, (ix) the ability to maintain the listing of Atlantic Coastal’s securities on The Nasdaq Stock Market LLC, (x) the price of Atlantic Coastal’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Essentium plans to operate, variations in performance across competitors, changes in laws and regulations affecting Essentium’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xii) the impact of the global COVID-19 pandemic, (xiii) the enforceability of Essentium’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiv) the ability of Essentium to protect the intellectual property and confidential information of its customers, (xv) the risk of downturns in the highly competitive additive manufacturing industry, and (xvi) other risks and uncertainties described in Atlantic Coastal’s registration statement on Form S-1 (File No. 333-253003), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Atlantic Coastal from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Essentium and Atlantic Coastal assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Essentium nor Atlantic Coastal gives any assurance that either Essentium or Atlantic Coastal, respectively, will achieve its expectations.

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Additional Information and Where to Find It

In connection with the Proposed Business Combination, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Essentium stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Atlantic Coastal will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Essentium are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.atlanticcoastalacquisition.com or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

Participants in the Solicitation

Atlantic Coastal and Essentium and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Information about Atlantic Coastal’s directors and executive officers and their ownership of Atlantic Coastal’s securities is set forth in Atlantic Coastal’s filings with the SEC. To the extent that holdings of Atlantic Coastal’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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